                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-92209

                          HUMAN GENOME SCIENCES, INC.
                                Offer to Convert
                 5 1/2% Convertible Subordinated Notes Due 2006
                     For Additional Shares of Common Stock

                             ----------------------

     We hereby offer, upon the terms and subject to the conditions described in this prospectus and the accompanying letter of transmittal, to convert all our outstanding 5 1/2% Convertible Subordinated Notes Due 2006 for shares of our common stock, $0.01 par value per share. Holders who tender their Notes for conversion on or prior to Wednesday, January 12, 2000 will receive for each $1,000 principal amount a total of:

     - 19.1571 shares of common stock issuable on conversion of the Notes in accordance with their terms;

     - $180.00 payable in shares of our common stock based upon the average of the closing prices on the three days prior to the last day of the offer; and

     - accrued interest from January 1, 2000 payable in cash.

     An aggregate principal amount of $125,000,000 of Notes is outstanding. See "The Offer."

     THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, JANUARY 12, 2000, UNLESS THE OFFER IS EXTENDED.

     SEE RISK FACTORS BEGINNING ON PAGE 7 FOR A DISCUSSION OF FACTORS YOU SHOULD CONSIDER IN EVALUATING OUR OFFER.

     Our common stock is listed on the Nasdaq National Market under the symbol "HGSI." The last reported bid price of our common stock on December 10, 1999 was $114.563 per share.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                      The Dealer Manager for the Offer is:

                           CREDIT SUISSE FIRST BOSTON

                       Prospectus dated December 13, 1999

                               TABLE OF CONTENTS

                                  PAGE
                                  ----
SUMMARY.........................    1
RATIO OF EARNINGS TO FIXED
CHARGES.........................    6
RISK FACTORS....................    7
PRICE RANGE OF COMMON STOCK.....   19
DIVIDEND POLICY.................   19
USE OF PROCEEDS.................   19
CAPITALIZATION..................   20
SELECTED FINANCIAL DATA.........   21
MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF
  OPERATIONS....................   21

                                  PAGE
                                  ----
THE OFFER.......................   21
CERTAIN UNITED STATES FEDERAL
  TAX CONSIDERATIONS............   28
DESCRIPTION OF OUR CAPITAL
  STOCK.........................   30
LEGAL MATTERS...................   33
EXPERTS.........................   33
WHERE YOU CAN FIND MORE
  INFORMATION...................   34
INCORPORATION BY REFERENCE......   34

                           -------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.
                           -------------------------

                                    SUMMARY

     This summary highlights information about Human Genome Sciences, Inc. Because this is a summary, it may not contain all the information you should consider before deciding whether to accept our offer and convert your Notes into our common stock. You should read this entire prospectus carefully.

                          HUMAN GENOME SCIENCES, INC.

     We research and develop novel compounds for treating and diagnosing human diseases based on the discovery and understanding of the medical usefulness of genes. The sequence in which chemicals appear in a gene controls the function of the gene. We have used automated, high speed technology to discover the sequences of chemicals in genes and generate a large collection of partial human gene sequences. We believe that our collection includes most of the genes responsible for producing proteins in the human body. We also possess one of the largest databases of the genes of humans and microbes, which we refer to as our "genomic database." We believe we have created a broad base of product opportunities based on our genomic database.

     We began our work in the genetics industry by identifying and cataloging genes. We have since focused primarily on the research and development of proteins for the treatment of human disease. We use our advanced computer system to identify the most promising product candidates. We are able to analyze partial gene sequences, identify the genes corresponding to partial and full-length gene sequences and the proteins made by those genes. As of November 30, 1999, we had isolated and characterized thousands of full-length genes and purified more than 300 potential proteins for the treatment of human disease.

                            PRODUCTS IN DEVELOPMENT

     We have produced three drugs currently undergoing studies in humans. We believe these drugs are among the pharmaceutical industry's first genomics-derived drugs to reach the stage of testing on humans.

     - Myeloid Progenitor Inhibitory Factor-1, known as MPIF-1, is a protein designed to protect cells that develop into blood cells from the toxic effects of several chemotherapy drugs. We began the second phase of human studies of MPIF-1 for the treatment of breast and ovarian cancer in November 1998.

     - Keratinocyte Growth Factor-2, known as KGF-2, is a protein designed to speed the repair of damage to the mouth, throat and related tissues and to heal serious chronic wounds to the skin. KGF-2 may also be useful in treating a number of other conditions involving injury to skin cells. We began the second phase of human studies of KGF-2 for the treatment of venous ulcers, a type of chronic wound, in February 1999.

     - Vascular Endothelial Growth Factor-2, known as VEGF-2, is a gene-therapy drug designed to regenerate the blood vessels of, or revascularize, the heart and limbs. The first and second phases of human studies of VEGF-2 for the treatment of insufficient circulation in limbs and heart disease are ongoing. These trials are being conducted through Vascular Genetics Inc., a joint venture in which we hold a substantial interest.

     We have discovered several other drugs that are in various stages of testing in the laboratory, including:

     - B Lymphocyte Stimulator, known as BLyS, a novel immune stimulant that we believe could have significant impact on the treatment and prevention of infectious diseases, and could lead to improved treatment of immune deficiency disorders and types of leukemia and lymphoma. We are currently engaged in testing BlyS in the laboratory.

                             INTELLECTUAL PROPERTY

     We vigorously pursue patents to protect our intellectual property. As of November 30, 1999, we had 102 issued U.S. patents covering 83 full-length human genes and had filed U.S. patent applications covering more than 7,400 human genes and the proteins they make. In addition, we have filed patent applications with respect to a substantial number of the large collection of partial gene sequences we have discovered.

                                 RECENT EVENTS

     We expect to close on December 14, 1999 an offering of $150 million principal amount of 5% Convertible Subordinated Notes Due 2006 pursuant to an exemption from registration under the Securities Act of 1933. The notes will mature on December 15, 2006. The notes will be convertible into our common stock at a conversion price of $143.25 per share, which is equivalent to a conversion rate of 6.9808 shares of our common stock per $1,000 principal amount of notes. The initial purchaser of the notes will have an option to purchase an additional $50 million of notes on or prior to January 8, 2000. We have agreed to file a registration statement for the resale of the notes and the shares of common stock issuable upon their conversion within 60 days after closing the offering.

                           -------------------------

     We are a Delaware corporation. Our headquarters are located at 9410 Key West Avenue, Rockville, Maryland 20850-3338. Our telephone number is (301) 309-8504.

                                     OFFER

     We present below a summary of this offer:

The Offer.......................   We are offering, upon the terms and subject
                                   to the conditions described in this
                                   prospectus and in the accompanying letter of transmittal, additional shares of our common stock to holders who convert our 5 1/2%
                                   Convertible Subordinated Notes Due 2006.
                                   Holders who tender their Notes for conversion on or prior to Wednesday, January 12, 2000 will receive for each $1,000 principal amount a total of:

                                   - 19.1571 shares of common stock issuable on
                                     conversion of the Notes in accordance with their terms;

                                   - $180.00 payable in shares of our common
                                     stock based upon the average of the closing prices on the three days prior to the last day of the offer; and

                                   - accrued interest from January 1, 2000
                                     payable in cash.

                                   We will accept for conversion all Notes
                                   validly tendered and not withdrawn on or prior to Wednesday, January 12, 2000, on the terms and conditions of the offer described in this prospectus. We will pay cash in lieu of issuing fractional shares.

                                   As of the date of this prospectus,
                                   $125,000,000 in aggregate principal amount of Notes was outstanding. As of December 10, 1999, all the Notes were registered in the name of Cede & Co., Inc., which held the Notes for its participants. See "The
                                   Offer -- Terms of the Offer."

Purpose and Effects.............   The offer will encourage Note holders to
                                   convert their Notes before the expiration of the offer. Conversion of the Notes will improve our capitalization by increasing our outstanding equity base and reducing our indebtedness, which we consider to be particularly important in light of our expected private placement of $150,000,000 of 5% Convertible Subordinated Notes Due 2006.
                                   We believe that improving our capitalization will provide us with enhanced access to the capital markets and expand our opportunities for future growth.

                                   Note holders participating in the offer will receive more shares of common stock per $1,000 in principal amount of Notes than they would otherwise receive upon conversion outside of the offer. Therefore, participating Note holders have an opportunity to share in any long-term appreciation in the value of our common stock to a greater extent than non-participating holders.

January 1, 2000 Interest
Payment.........................   Tendering Note holders will receive the
                                   January 1, 2000 interest payment on the Notes in accordance with the terms of the Notes.

Expiration Date.................   5:00 p.m., New York City time, on Wednesday,
                                   January 12, 2000. We may extend the
                                   expiration date. See "The Offer -- Expiration
                                   Date; Extensions; Amendments."

Termination of the Offer........   We reserve the right to terminate the offer
                                   at any time prior to the completion of the offer. See "The Offer -- Termination of the
                                   Offer."

Procedures for Tendering
Notes...........................   Holders of Notes wishing to accept the offer
                                   must complete and sign the Letter of
                                   Transmittal as described in the instructions included in it and forward or hand deliver the Letter of Transmittal and any other documents required by the Letter of Transmittal to the Exchange Agent at the address listed on the Letter of Transmittal.
                                   See "The Offer -- Procedures for Tendering
                                   Notes."

Guaranteed Delivery
Procedures......................   Holders of Notes who wish to tender their
                                   Notes and (1) whose Notes are not immediately available or (2) who cannot deliver their Notes or any other documents required by the Letter of Transmittal or any other related document to the Exchange Agent prior to the Expiration Date (or complete the procedure for book-entry transfer on a timely basis), may tender their Notes according to the guaranteed delivery procedures described in the Letter of Transmittal. See "The Offer --
                                   Guaranteed Delivery Procedures."

Acceptance of Notes and Delivery
of Shares of Common Stock.......   When the registration statement of which this
                                   prospectus is a part is declared effective by the SEC and the offer is completed, we will, subject to the terms and conditions described in this prospectus, accept all Notes that are properly tendered in the offer prior to 5:00 p.m., New York City time, on Wednesday,
                                   January 12, 2000. The shares of common stock issued as part of the offer and cash payment for any accrued interest will be delivered promptly after we accept the Notes. See "The
                                   Offer -- Acceptance of Notes for Conversion;
                                   Delivery of Shares of Common Stock."

Withdrawal Rights...............   Holders may withdraw the Notes they have
                                   tendered at any time prior to 5:00 p.m., New
                                   York City time, on Wednesday, January 12,
                                   2000. See "The Offer -- Withdrawal Rights."

Federal Income Tax
Consequences....................   We expect that tendering Note holders will
                                   not recognize gain or loss for federal income tax purposes when they convert their Notes solely into that number of shares of common stock provided for under the original conversion right, other than cash received in lieu of fractional shares.
                                   We believe, and intend to take the position, that such nonrecognition treatment would extend to the additional shares of common stock received as a result of accepting the offer. It is possible, however, that the Internal Revenue Service could contend that those holders who accept the offer should recognize income equal to the fair market value of the common stock received in excess of the number of shares received pursuant to the original conversion right. For a discussion of the federal income tax consequences of conversion of the Notes, see
                                   "Certain United States Federal Tax
                                   Considerations."

Market Price and Trading........   On December 10, 1999, the last reported bid
                                   price for our common stock on the Nasdaq
                                   National Market was $114.563 per share. The
                                   Notes are not currently traded on an
                                   exchange. On December 10, 1999, the last reported bid price for the Notes was 237.50% of par, as reported by Credit Suisse First
                                   Boston Corporation, which makes a market in the Notes.

The Exchange Agent..............   The Bank of New York is the exchange agent.
                                   In this capacity, we refer to The Bank of New
                                   York in this prospectus as the Exchange
                                   Agent. The address and telephone number of the Exchange Agent are listed in "The
                                   Offer -- The Exchange Agent; Assistance" and the back cover of this prospectus. The Bank of New York is also the trustee for the Notes.

The Information Agent...........   Georgeson Shareholder Communications Inc. is
                                   the Information Agent. The address and
                                   telephone numbers of the Information Agent are listed on the back cover of this prospectus.

Questions.......................   Any questions regarding the offer, including
                                   the procedure for tendering Notes in the offer, should be directed to the Information
                                   Agent or the Dealer Manager at the addresses and telephone numbers listed on the back cover of this prospectus.

Fees and Expenses...............   We will pay all expenses we incur in
                                   connection with the offer. See "The
                                   Offer -- Fees and Expenses."

Brokerage Commissions...........   None.

Transfer Taxes..................   None, if the shares of common stock we issue
                                   pursuant to the offer are issued to the
                                   registered holders of the Notes converted.

Rights of Non-Tendering
Holders.........................   Holders who do not tender their Notes
                                   pursuant to the offer will have no appraisal rights under applicable state law or otherwise. They will continue to have the same rights under the Notes as they are entitled to today.

                       RATIO OF EARNINGS TO FIXED CHARGES
                                 (IN THOUSANDS)

     We present below the ratio of our earnings to our fixed charges. Earnings consist of net income (loss) plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and that portion of rental expense we believe to be representative of interest. The "pro forma" information for the nine months ended September 30, 1999 reflects the original issuance of the 5 1/2% Convertible Subordinated Notes Due 2006 and the issuance of our $150 million of 5% Convertible Subordinated Notes Due 2006, as if these events had occurred as of January 1, 1999. The "pro forma" information for the year ended December 31, 1998 reflects these same events as if they had occurred on January 1, 1998.

                                                        NINE MONTHS ENDED
                                                          SEPTEMBER 30,
                                               -----------------------------------
                                                  1999          1999
                                               (PRO FORMA)    (ACTUAL)      1998
                                               -----------    --------    --------
Deficiency of earnings available to cover
  fixed charges..............................   $(33,637)     $(23,989)   $(10,412)

                                         FOR THE YEARS ENDED DECEMBER 31,
                          ---------------------------------------------------------------
                             1998         1998
                          (PRO FORMA)   (ACTUAL)     1997      1996       1995      1994
                          -----------   --------   --------   -------   --------   ------
(Deficiency) excess of
  earnings available to
  cover fixed charges...   $(38,082)    $(22,957)  $(21,148)  $(7,559)  $(32,719)  $9,740

                                  RISK FACTORS

     You should carefully consider the following risk factors and the other information in this prospectus before deciding whether to accept our offer and convert your Notes into our common stock.

BECAUSE OUR BUSINESS STRATEGY IS UNTESTED, WE DO NOT KNOW WHETHER WE WILL BE ABLE TO COMMERCIALIZE ANY OF OUR PRODUCTS AND GENERATE REVENUE

     We do not know whether we can implement our business strategy successfully because we are in the early stages of development. We try to find as many genes as possible and then use this information to develop potential products. We use automated high speed gene sequencing technology to:

     - rapidly identify and obtain proprietary rights to a substantial number of genes; and

     - select from those genes promising candidates to develop compounds for treating and diagnosing human diseases.

     Other companies target particular diseases and then try to find cures through gene-based therapies. Nobody has tested our strategy. If our strategy does not result in the development of products that we can sell profitably, we will be unable to generate revenue.

IF WE ARE UNABLE TO IDENTIFY GENES WITH POTENTIAL VALUE, THEN WE MAY NOT BE ABLE TO RECOVER OUR INVESTMENT IN OUR GENE DISCOVERY EFFORT

     Our success depends on our ability and that of our collaborators to determine which genes have potential value. To select potential product candidates, we invest significant time and resources to isolate and sequence full-length genes, test and analyze the genes, and determine their functions. We devote an increasing portion of our resources to identifying and developing proteins for the treatment of human disease. We have recently made substantial capital expenditures and hired additional personnel to foster these activities. Before we can commercialize a product, we must extensively test the product in the laboratory and complete several phases of study of its effects on humans. We incur expenses for testing and study before we know whether we can sell a product successfully. We will incur additional costs to continue these activities. Ultimately, we may not be successful in identifying genes which we can develop commercially.

BECAUSE WE ARE AN EARLY STAGE COMPANY, WE DO NOT KNOW WHETHER WE CAN DEVELOP OUR BUSINESS AND ACHIEVE PROFITABILITY

     We expect to incur continued and increasing losses and may not become profitable. We are in the early stages of development, and it will be a number of years, if ever, before we are likely to receive revenue from product sales or royalties. We expect to continue to incur substantial expenses relating to research and development efforts. We anticipate that we will increase these efforts as we focus on the laboratory testing and studies in humans that are required before we can sell a product. The development of our products requires significant further research, development, testing and regulatory approvals. We may not succeed in developing products that will be commercially successful and that will generate revenue in excess of the cost of development.

BECAUSE OUR PRODUCT DEVELOPMENT EFFORTS DEPEND ON NEW TECHNOLOGIES, WE DO NOT KNOW WHETHER OUR EFFORTS WILL BE SUCCESSFUL

     To date, companies have developed and commercialized relatively few products based on genes. Commercialization involves risks of failure inherent in the development of products based on innovative technologies and the risks associated with drug development generally. These risks include the possibility that:

     - these technologies or any or all of the products based on these technologies will be ineffective or toxic, or otherwise fail to receive necessary regulatory clearances;

     - the products, if safe and effective, will be difficult to manufacture on a large scale or uneconomical to market;

     - proprietary rights of third parties will prevent us or our collaborators from marketing products;

     - third parties will market superior or equivalent products; and

     - we may not be able to obtain gene sequencing machines using new and superior technology which could render obsolete the gene sequencers we use.

BECAUSE WE HAVE LIMITED EXPERIENCE IN DEVELOPING PRODUCTS, WE MAY BE UNSUCCESSFUL IN OUR EFFORTS TO DEVELOP PRODUCTS

     Our ability to develop and commercialize products based on proteins and, in the future, other products to which we have retained commercial rights, will depend on our ability to:

     - develop products internally;

     - complete laboratory testing and human studies;

     - obtain necessary regulatory approvals;

     - deploy sales and marketing resources effectively; and

     - enter into arrangements with third parties to provide these functions.

     Although we have started human studies with respect to potential products, we have limited experience with these activities and may not be successful in developing or commercializing these or other products.

BECAUSE WE DEPEND ON REVENUE FROM OUR COLLABORATION PARTNERS, WE MAY NOT BECOME PROFITABLE IF WE LOSE THE REVENUE FROM ANY COLLABORATION PARTNER

     To date, we have received substantially all of our revenue from payments made under our collaboration agreements with SmithKline Beecham and, to a lesser extent, from other collaboration, option and licensing agreements. We expect that we will receive most of our revenue for the foreseeable future from payments under our existing collaboration agreements. Unless renewed, substantially all of these collaboration agreements will expire in 2000 and 2001. We cannot assure you that these collaboration agreements will be renewed or that we will be able to enter into additional collaboration agreements. We may not receive expected milestone or royalty payments under our collaboration agreements. We may not become profitable in a timely manner, or at all, if our collaborators fail to:

     - develop marketable products;

     - obtain regulatory approvals for products; or

     - successfully market products based on the genes we identify.

IF OUR RELATIONSHIP WITH ANY OF OUR COLLABORATORS PREVENTS US FROM ENTERING INTO OTHER COLLABORATIVE AGREEMENTS, THEN WE MAY HAVE LIMITED OPPORTUNITIES FOR PRODUCT DEVELOPMENT AND REVENUE GROWTH

     Our collaboration agreements generally restrict our ability to enter into collaboration agreements with additional collaboration partners. Our collaborators may prevent us from obtaining the additional revenue and assistance that additional collaborators could provide. Because our existing collaboration partners may force us to rely on them, these partners may be able to exercise a greater degree of control over our business.

IF ONE OF OUR COLLABORATORS PURSUES A PRODUCT THAT COMPETES WITH OUR PRODUCTS, THEN THEY MAY HAVE A CONFLICT OF INTEREST AND WE MAY NOT RECEIVE THE MILESTONE PAYMENTS OR ROYALTY REVENUE THAT WE EXPECT

     Each of our collaborators conducts multiple product development efforts. Our collaborators may pursue existing or alternative technologies instead of products they are developing in collaboration with us. Additionally, our collaborators may develop products that are similar to or compete with products they are developing in collaboration with us. If our collaborators pursue these other products instead of our products, we may be unable to achieve our payment milestones or our royalty revenue may decrease.

BECAUSE WE MAY DEPEND ON OUR COLLABORATORS AND OTHER THIRD PARTIES TO CONDUCT LABORATORY TESTING AND HUMAN STUDIES, WE MAY ENCOUNTER DELAYS IN OR LOSE SOME CONTROL OVER OUR EFFORTS TO DEVELOP PRODUCTS

     We may rely in large part on our collaboration partners and third party research organizations to design and conduct our laboratory testing and human studies. If we are unable to contract for any necessary testing activities on acceptable terms, we may not complete our product development efforts in a timely manner. If we rely on collaborators and third parties for laboratory testing and human studies, we may lose some control over these activities and become too dependent upon these parties. Collaborators and third parties may not complete testing activities on schedule or when we request.

BECAUSE OF OUR SUBSTANTIAL INDEBTEDNESS, WE MAY BE UNABLE TO ADJUST TO MEET CHANGING CONDITIONS IN THE FUTURE

     At September 30, 1999, we had outstanding total indebtedness of approximately $127.2 million. For the nine months ended September 30, 1999, our fixed charges exceeded our earnings by approximately $24.0 million. We expect to close on December 14, 2000 a private placement of $150 million of 5% Convertible Subordinated Notes Due 2006. If we had issued all of these 5% notes and the Notes as of January 1, 1999, our fixed charges for the nine months ended September 30, 1999 would have exceeded our earnings by approximately $33.6 million.

     A variety of uncertainties and contingencies will affect our future performance, many of which are beyond our control. We may not generate sufficient cash flow in the future to enable us to meet our anticipated fixed charges, including our debt service requirements. Our substantial leverage will have several important consequences for our future operations. For instance:

     - we will dedicate a significant portion of our cash flow to pay interest on, and principal of, our indebtedness;

     - we may be unable to obtain additional financing in the future for capital expenditures, acquisitions, debt servicing or general corporate purposes;

     - we may be unable to withstand changing competitive pressures, economic conditions and governmental regulations; and

     - we may be unable to make acquisitions or otherwise take advantage of significant business opportunities that may arise.

WE MAY BE REQUIRED TO REGISTER THE SHARES OF SOME OF OUR STOCKHOLDERS UPON EVENTS LIKE THE FILING OF A SHELF REGISTRATION STATEMENT

     We may agree, pursuant to a registration rights agreement with the initial purchaser of additional convertible notes, for the benefit of the holders of the notes and the common stock issuable upon their conversion, that we will, at our cost:

     - as promptly as practicable, but in no event more than 60 days following the initial issuance of the notes, file a registration statement on Form S-3, or shelf registration statement, covering resales of the notes and the common stock issuable upon their conversion pursuant to Rule 415 under the Securities Act;

     - use our best efforts to cause this shelf registration statement to be declared effective under the Securities Act no later than 120 days after the initial issuance of the notes; and

     - use our best efforts to keep this shelf registration statement effective after its effective date for as long as shall be necessary to enable a non-affiliate holder of notes purchased in this offering to sell the notes under Rule 144(k) under the Securities Act.

     We will agree to the rights described above with the purchasers of our 5% Convertible Subordinated Notes Due 2006. In addition, some of our stockholders may be entitled to demand registration rights with respect to their shares of common stock, as well as incidental registration rights with respect to their shares if we propose to file certain registration statements. The proposal to file the shelf registration statement may trigger the rights of these stockholders to have their shares registered for resale. These stockholders may choose to exercise their registration rights, which could result in additional shares of our common stock being offered for sale in the public market.

BECAUSE OUR STOCK PRICE HAS BEEN AND WILL LIKELY CONTINUE TO BE VOLATILE, THE MARKET PRICE OF THE COMMON STOCK MAY BE LOWER THAN YOU EXPECTED

     Our stock price and the stock prices of emerging and biotechnology companies like us have historically been highly volatile. During the past year, the market price of our common stock has been as low as $28.75 per share and as high as $133.00 per share. The market price of the common stock could fluctuate substantially because of:

     - future announcements about our company or our competitors, including the results of testing, technological innovations or new commercial products;

     - changes in government regulations;

     - regulatory actions;

     - announcements relating to healthcare reform;

     - our failure to acquire or loss of proprietary rights to the gene sequences we discover or the products we develop;

     - litigation; and

     - public concern as to the safety of our products.

In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many emerging and biotechnology companies. These fluctuations have often been unrelated to the operating performance of these companies. These broad market fluctuations may cause the market price of the common stock to be lower than you expected.

BECAUSE MANY OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER CAPABILITIES AND RESOURCES, THEY MAY BE ABLE TO DEVELOP AND COMMERCIALIZE PRODUCTS BEFORE US

     We are in a race to identify, establish uses for and patent as many genes as possible and to bring to market the products we develop. Many of our potential competitors have substantially greater research and product development capabilities and financial, scientific, marketing and human resources. We believe that companies conducting genomic research, like us, have identified the majority of genes in the human genome and will identify virtually all of these genes within several years. We face competition from entities using high speed gene sequencers to discover genes. We also face competition from entities using more traditional methods to discover genes related to particular diseases. We expect that competition in our field will intensify.

     Our competitors include parties conducting research to identify genes and human genome research similar to or competing with our focus on gene discovery, including:

     - institutes, like the U.S. government and the governments of Great Britain, France, Germany and Japan;

     - small laboratories associated with universities or other not-for-profit organizations;

     - pharmaceutical and biotechnology companies; and

     - government-financed programs.

     These competitors may:

     - succeed in identifying genes or developing products earlier than we do;

     - obtain approvals from the U.S. FDA or other regulatory agencies for products more rapidly than we do;

     - develop treatments or cures that are more effective than those we propose to develop; or

     - acquire similar gene sequencing machines and engage in the automated sequencing of genes.

     The other risks of competition include the following:

     - research and development by others may make our products, or the products we and our collaborators may develop, obsolete or uneconomical;

     - consumers may prefer existing or newly developed technologies to any product we develop; and

     - other companies use the same gene sequencing machines we use, in some cases for business purposes that compete with our business.

IF PATENT LAWS OR THE INTERPRETATION OF PATENT LAWS CHANGE, OUR COMPETITORS MAY BE ABLE TO DEVELOP AND COMMERCIALIZE OUR DISCOVERIES

     The patent positions of biotechnology firms generally are highly uncertain and involve complex legal and factual questions that will determine who has the right to develop a particular product. No clear policy has emerged regarding the breadth of claims covered in biotechnology patents. There have been, and continue to be, intensive discussions on the scope of patent protection for both partial gene sequences and full-length genes. There have also been proposals for review of the appropriateness of patents on genes and partial gene sequences. The biotechnology patent situation outside the U.S. is even more uncertain and is currently undergoing review and revision in many countries. These proposals and other changes in patent laws in the U.S. and other countries may result in changes in, or different interpretations of, the patent laws which might allow others to use our discoveries or develop and commercialize our products.

IF OUR PATENT APPLICATIONS DO NOT RESULT IN ISSUED PATENTS, THEN OUR COMPETITORS MAY OBTAIN RIGHTS TO AND COMMERCIALIZE THE DISCOVERIES WE ATTEMPTED TO PATENT

     Our pending applications covering full-length genes and their corresponding proteins may not result in the issuance of any patents. As of November 30, 1999, we had filed patent applications for:

     - more than 7,400 human genes and their corresponding proteins; and

     - all or portions of genomes of eight infectious microorganisms and one non-infectious microorganism.

     As of that date, we had only 102 U.S. patents issued covering 83 full-length human genes. Our disclosures in our applications may not be sufficient to meet the statutory requirements for patentability in all cases. Additionally, our patent applications may cover many genes. As a result, we cannot predict what issues may arise in connection with our patent applications or the timing of the grant of patents with respect to genes covered by our patent applications.

BECAUSE PATENT APPLICATIONS FOR PARTIAL HUMAN GENE SEQUENCES MAY BE LEGALLY INSUFFICIENT, WE MAY BE UNABLE TO OBTAIN ISSUED PATENTS FOR MANY OF OUR PATENT APPLICATIONS, AND OTHERS MAY OBTAIN RIGHTS TO OUR DISCOVERIES

     We have filed U.S. patent applications claiming more than 300,000 partial human gene sequences. The Patent and Trademark Office may not grant patents on these applications because they may be insufficient. These applications seek to protect partial human and non-human gene sequences, the full-length gene sequences that include the partial sequences, as well as derived products and uses. These applications do not contain any data from laboratory testing or human studies. Some court decisions indicate that disclosure of a partial sequence may not be sufficient to support the patentability of a full-length sequence. We believe that these court decisions and the uncertain position of the Patent and Trademark Office present a significant risk that the Patent and Trademark Office will not issue patents based on patent disclosures limited to partial gene sequences. Finally, we are uncertain about the scope of the coverage, enforceability and commercial protection provided by any patents issued on the basis of partial gene sequences.

IF INFORMATION ABOUT THE GENES WE DISCOVER IS PUBLISHED BY OTHERS BEFORE WE APPLY FOR PATENT PROTECTION, THEN WE MAY BE UNABLE TO OBTAIN PATENT PROTECTION, WHICH WOULD ENABLE OTHERS TO DEVELOP AND COMMERCIALIZE OUR DISCOVERIES

     Washington University has identified genes through partial sequencing funded by Merck & Co. and has deposited those partial sequences in a public database. In January 1997, The Institute for Genomic Research, or TIGR, in collaboration with the National Center for Biological Information, disclosed full-length DNA sequences which are reportedly in excess of 35,000 sequences that were assembled from partial gene sequences available in publicly accessible databases or sequenced at TIGR. This public disclosure might limit the scope of our claims or make unpatentable subsequent patent applications on full length genes we file.

     In July 1994, we reached an agreement with TIGR and SmithKline Beecham to contribute a number of partial copies of DNA sequences to a database. Under the agreement, only academic scientists and researchers at non-profit institutions that sign agreements could access the database. In October 1996, TIGR notified us that it was terminating this agreement according to its terms, effective in April 1997. The termination of this agreement eliminated limits on publication of sequences in the database on that date. In addition, the termination eliminated previous restrictions on TIGR's ability to publish sequence information. This publication may prevent us from obtaining patent protection for some genes in which we may have an interest.

IF OTHERS FILE SIMILAR PATENT APPLICATIONS OR OBTAIN SIMILAR PATENTS, THEN THE PATENT AND TRADEMARK OFFICE MAY DENY OUR PATENT APPLICATIONS OR OTHERS MAY RESTRICT THE USE OF OUR DISCOVERIES

     Other companies or institutions may have filed patent applications or may file patent applications in the future which attempt to patent genes similar to our patent applications. Others have filed patent applications that cover genes for which we have filed patent applications, including applications based on our potential products. The Patent and Trademark Office would decide the priority of competing patent claims in an interference proceeding. Any patent application filed by a third party may have priority over patent applications we filed, in which event the third party may require us to stop pursuing a potential product or to negotiate a royalty arrangement to pursue the potential product.

IF OUR POTENTIAL PRODUCTS CONFLICT WITH PATENTS THAT COMPETITORS, UNIVERSITIES OR OTHERS HAVE OBTAINED, THEN WE MAY BE UNABLE TO COMMERCIALIZE THOSE PRODUCTS

     Our potential products may give rise to claims that they infringe the patents of others. This risk will increase as the biotechnology industry expands and as other companies obtain more patents and attempt to discover genes through the use of high speed sequencers. Other persons could bring legal actions against us to claim damages or to stop our manufacturing and marketing of the affected products. If any of these actions are successful, in addition to any potential liability for damages, these persons may require us to obtain a license in order to continue to manufacture or market the affected products. We believe that there will continue to be significant litigation in our industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our resources.

BECAUSE ISSUED PATENTS MAY NOT FULLY PROTECT OUR DISCOVERIES, OUR COMPETITORS MAY BE ABLE TO COMMERCIALIZE PRODUCTS SIMILAR TO THOSE COVERED BY OUR ISSUED PATENTS

     Issued patents may not provide commercially meaningful protection against competitors. Any issued patent may not provide us with competitive advantages. Others may challenge our patents or independently develop similar products which could result in an interference proceeding in the Patent and Trademark Office. Others may be able to design around our issued patents or develop products providing effects similar to our products. In addition, others may discover uses for genes or proteins other than those uses covered in our patents, and these other uses may be separately patentable. The holder of a patent covering the use of an invention as to which we have a patent claim could exclude us from selling a product for a use covered by their patent.

BECAUSE THE U.S. DEPARTMENT OF ENERGY FUNDED SOME OF OUR RESEARCH, IT MAY GRANT LICENSES UNDER OUR PATENTS THAT WOULD ENABLE OTHERS TO USE OUR DISCOVERIES

     We identified a small percentage of sequences covered by our patent filings through research funded by grants from the U.S. Department of Energy. The Department of Energy has a statutory right to grant to other parties licenses under patents which may be issued based on research funded by the Department of Energy. The Department of Energy may exercise this right in the event of:

     - lack of action on the part of the holder of the patent rights to achieve practical application of the invention or

     - a need to alleviate public health or safety concerns not reasonably satisfied by the holder of the patent rights.

IF WE ARE UNABLE TO PROTECT OUR TRADE SECRETS, THEN OTHERS MAY BE ABLE TO USE OUR SECRETS TO COMPETE MORE EFFECTIVELY

     We may not be able to meaningfully protect our trade secrets. We rely on trade secret protection to protect our confidential and proprietary information. We believe that we have developed proprietary procedures for making libraries of DNA sequences and genes. We have not sought patent protection for these procedures. Additionally, we have developed a substantial database concerning genes we have identified. While we have entered into confidentiality agreements with employees and academic collaborators, we may not be able to prevent their disclosure of these data or materials. Others may independently develop substantially equivalent information and techniques. In addition, TIGR has developed or possesses specific trade secrets important to our business, including information about sequencing procedures and genes identified by TIGR.

IF WE LOSE KEY MANAGEMENT OR OTHER PERSONNEL, WE MAY EXPERIENCE DELAYS IN OUR PRODUCT DEVELOPMENT EFFORT

     We depend on our senior executive officers as well as key scientific and other personnel. Although we have entered into employment agreements with some of our executives, the employment agreements are for a limited period of time, and not all key personnel have employment agreements. Our employment agreement with Dr. William A. Haseltine, our Chairman of the Board and Chief Executive Officer, expires in February 2000. Although Dr. Haseltine's employment agreement automatically extends for additional one year terms, either party can terminate the agreement four months prior to the end of the applicable term. If Dr. Haseltine decides to terminate his employment with us, this termination could delay the commercialization of our products or prevent us from becoming profitable. Further, we have not purchased key-man life insurance on any of our executive officers or key personnel, and therefore may not have adequate funds to find an acceptable replacement if Dr. Haseltine or other valuable executives die. Competition among pharmaceutical and biotechnology companies for qualified employees is intense, and the loss of qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the expansion of our activities, could hinder our ability to complete human studies successfully and develop marketable products.

IF WE DO NOT OBTAIN SIGNIFICANT ADDITIONAL FUNDS ON ACCEPTABLE TERMS, THEN WE MAY NOT BE ABLE TO CONTINUE TO GROW OUR BUSINESS AND GENERATE ENOUGH REVENUE TO RECOVER OUR INVESTMENT IN OUR PRODUCT DEVELOPMENT EFFORT

     Since inception, we have expended, and expect to continue to expend, substantial funds to continue our research and development programs. If we incur unanticipated expenses or delays in receipt of revenue, we may require additional financing to fund our operating expenses and capital requirements. We may not be able to obtain additional financing on acceptable terms. If we raise additional funds by issuing equity securities, the new securities may dilute the interests of our existing stockholders.

BECAUSE WE ARE SUBJECT TO EXTENSIVE AND UNCERTAIN GOVERNMENT REGULATORY REQUIREMENTS, WE MAY BE ABLE TO OBTAIN GOVERNMENT APPROVAL OF OUR PRODUCTS IN A TIMELY MANNER

     Our products are subject to an extensive and uncertain regulatory approval process by the FDA and comparable agencies in other countries. The regulation of new products is extensive, and the required process of laboratory testing and human studies is lengthy and expensive. We may not obtain FDA approvals in a timely manner, or at all. We and our collaborators may encounter significant delays or excessive costs in our efforts to secure necessary approvals or licenses. Even if we obtain FDA regulatory approvals, the FDA extensively regulates manufacturing, labeling, distributing, marketing, promotion and advertising after product approval. Moreover, several areas in which we or our collaborators may develop products involve relatively new technology and have not been the subject of extensive product testing in humans. The regulatory requirements governing these products and related clinical procedures remain uncertain. In addition, these products may be subject to substantial review by foreign governmental regulatory authorities which could prevent or delay approval in those countries. Regulatory requirements ultimately imposed on our products could limit our ability to test, manufacture and, ultimately, commercialize our products.

BECAUSE WE ARE SUBJECT TO ENVIRONMENTAL PROTECTION LAWS, WE MAY BE UNABLE TO CONDUCT OUR BUSINESS IN THE MANNER WE CURRENTLY INTEND

     State and federal laws regarding environmental protection and hazardous substances control affect our business. We cannot predict the impact that these laws or any changes in these laws may have on our future operations. Federal and state agencies and congressional committees have expressed interest in further regulating biotechnology. We cannot estimate the extent and impact of regulation in the biotechnology field, including genetic testing, resulting from any future federal, state or local legislation or administrative action.

BECAUSE WE DEPEND ON A SINGLE SUPPLIER FOR GENE SEQUENCING MACHINES AND CHEMICALS, WE MAY BE UNABLE TO IDENTIFY ADDITIONAL GENES IF WE LOSE THAT SUPPLIER

     We currently depend on a single supplier, Applied Biosystems, a division of PE Corporation, formerly Perkin-Elmer Corporation, to provide all of our gene sequencing machines and the chemicals we require in connection with our gene sequencing process. If we are unable to obtain additional machines or an adequate supply of these chemicals or other ingredients at commercially reasonable rates, we may be unable to continue to identify genes through gene sequencing. PE Corporation has recently created Celera Genomics Corporation, an entity that is sequencing the human genome and could potentially be one of our competitors. While other gene sequencing machines are available, we do not believe that other machines are as efficient as the machines we currently use. Gene sequencing machines or chemicals may not remain available in commercial quantities at acceptable costs.

BECAUSE WE CURRENTLY HAVE A LIMITED MANUFACTURING CAPACITY AND RELY ON THIRD PARTIES TO MANUFACTURE OUR PRODUCTS FOR STUDIES AND SALE, WE MAY BE UNABLE TO OBTAIN NECESSARY PRODUCTS ECONOMICALLY

     We do not currently have any manufacturing facilities licensed to supply materials suitable for clinical trials or for commercial sale or any experience in manufacturing materials suitable for human studies or for commercial sale. We depend on third parties to comply with current good manufacturing practices, known as cGMPs, and other regulatory requirements and to deliver materials on a timely basis. These third parties may not perform adequately. Any failures by these third parties may delay our development of products or their submission for regulatory approval.

     During 1997 and 1998, we designed and the Maryland Economic Development Corporation constructed a process development and production facility for the preparation of quantities of our proteins for human studies. The FDA must validate and inspect this facility to determine compliance with cGMP requirements. A delay in validation of the facility could delay or increase the cost of human studies and could delay submission of our products for regulatory approval. Construction of an expansion of this facility has begun. We intend to lease the expansion on terms comparable to the lease of our existing facility, although we cannot assure you that we will be able to obtain a lease on comparable terms, or at all. We may not be able to successfully establish manufacturing capabilities and manufacture our products economically or in compliance with cGMPs and other regulatory requirements.

BECAUSE WE CURRENTLY HAVE NO MARKETING CAPABILITY AND RELY ON THIRD PARTIES TO MARKET OUR PRODUCTS, WE MAY BE UNABLE TO COMMERCIALIZE OUR PRODUCTS

     We do not have any products that can be marketed. In the future, we generally expect to rely on collaborators or on third parties that we may contract with to market any products that we may develop. Our collaborators or other third parties may not be successful in marketing our products. To date, we have collaborated with SmithKline Beecham, Schering-Plough and others. However, we may also co-promote or retain U.S. marketing rights to our products. If we decide to market products directly, we will incur significant additional expenditures and commit significant additional management resources to develop an external sales force and implement our marketing strategy. We may not be able to establish a successful marketing force.

IF THE HEALTHCARE SYSTEM OR REIMBURSEMENT POLICIES CHANGE, THEN THE PRICES OF OUR POTENTIAL PRODUCTS MAY FALL OR OUR POTENTIAL SALES MAY DECLINE

     In recent years, officials have made numerous proposals to change the healthcare system in the U.S. These proposals included measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Government and other third-party payors increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement of newly approved healthcare products. In some cases, they may also refuse to provide any coverage of uses of approved products for disease indications other than those for which the FDA has granted marketing approval. Governments may adopt future legislative proposals and federal, state or private payors for healthcare goods and services may take action to limit their payments for goods and services. Any of these events could limit our ability to commercialize our products successfully.

WE MAY BE AFFECTED BY YEAR 2000 PROBLEMS

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. These date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to become Year 2000, or "Y2K," compliant. Failure to achieve Y2K compliance could lead to system failure or miscalculations, causing disruptions of operations, reductions in revenues and increases in expenses.

     We have always used four-digit date entries in our internally developed databases, and we believe the majority of our purchased computer systems, operating systems, and database management systems are Y2K compliant. However, we cannot guarantee the Y2K-readiness of our suppliers, electrical power, voice and data communications, shipping, and government agencies and other third parties on which we rely. We cannot be certain that all of our critical internal systems will perform properly in the new millennium. If they do not, we may be forced to spend substantial amounts to fix or replace them, and we may face substantial operating difficulties. If our efforts to address Y2K issues are ineffective, or if third parties with whom we do business do not successfully address this issue, we could experience system failures beyond our control. This could cause prolonged computer, telecommunications or electrical failure, which would make it difficult or impossible for us to conduct business.

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD DEPRESS OUR STOCK PRICE

     Sales of substantial amounts of our common stock in the public market following this offer, or the appearance that a large number of shares is available for sale, could adversely affect the market price for our common stock. In connection with the offer to you, we expect to issue additional shares of our common stock. The number of additional shares of common stock we issue is based on the average of the closing prices on the three consecutive trading days immediately prior to, but not including, the day this offer expires, Wednesday, January 12, 2000. These shares will be in addition to the aggregate of 2,394,636 shares of our common stock otherwise deliverable upon conversion of the Notes under the indenture. All of these shares will be freely tradable if the offer is completed. In addition, our expected private placement of $150 million of 5% Convertible Subordinated Notes Due 2006 may result in the issuance of additional shares of our common stock upon their conversion.

BECAUSE THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS, IT MAY NOT PROVE TO BE ACCURATE

     This prospectus, including the documents we incorporate by reference, contains forward-looking statements and information relating to our company. We generally identify forward-looking statements using words like "believe," "intend," "expect," "may," "should," "plan," "project," "contemplate," "anticipate" or similar statements. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual results may differ significantly from the results discussed in these forward-looking statements. We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been traded on the Nasdaq National Market under the symbol "HGSI" since December 2, 1993. The high and low closing prices of our common stock, as reported by the Nasdaq National Market, are shown below.

                                             HIGH       LOW
                                           --------   -------
1997
First Quarter............................  $ 48.000   $32.500
Second Quarter...........................  $ 39.250   $30.750
Third Quarter............................  $ 43.500   $30.500
Fourth Quarter...........................  $ 45.250   $38.125
1998
First Quarter............................  $ 45.125   $35.750
Second Quarter...........................  $ 43.250   $35.000
Third Quarter............................  $ 40.000   $23.313
Fourth Quarter...........................  $ 36.250   $25.563
1999
First Quarter............................  $ 36.750   $29.625
Second Quarter...........................  $ 46.000   $34.938
Third Quarter............................  $ 89.500   $40.875
Fourth Quarter (through December 10,
  1999)..................................  $129.313   $74.188

     The last reported bid price of our common stock on the Nasdaq National Market on December 10, 1999 was $114.563 per share.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends. We do not anticipate declaring or paying cash dividends for the foreseeable future. Instead, we will retain our earnings, if any, for the future operation and expansion of our business.

                                USE OF PROCEEDS

     We will not receive any proceeds from the conversion of the Notes into common stock.

                                 CAPITALIZATION

     The following table shows our current assets and long-term investments and capitalization at September 30, 1999 (1) on an actual basis, (2) as adjusted to give effect to the expected private placement of, and the application of the estimated net proceeds from, $150,000,000 of our 5% Convertible Subordinated Notes Due 2006 and (3) as further adjusted to give effect to the assumed conversion of $125,000,000 aggregate principal amount of 5 1/2% Convertible Subordinated Notes Due 2006 in response to the offer made by this prospectus. You should also refer to our financial statements and the related notes included in our filings with the SEC.

                                                        AT SEPTEMBER 30, 1999
                                               ----------------------------------------
                                                                           AS FURTHER
                                                ACTUAL     AS ADJUSTED   ADJUSTED(2)(3)
                                               ---------   -----------   --------------
                                                        (DOLLARS IN THOUSANDS)
Current assets:
Cash and cash equivalents....................  $  62,493    $ 207,793      $ 207,567
  Short-term investments.....................    219,156      219,156        219,156
  Prepaid expenses and other current
     assets..................................      5,940        5,940          5,940
                                               ---------    ---------      ---------
          Total current assets...............  $ 287,589    $ 432,889      $ 432,663
                                               =========    =========      =========
Long-term investments........................  $  20,144    $  20,144      $  20,144
                                               =========    =========      =========
Long-term obligations, net of current
portion:
  Other long-term debt, net of current
     portion.................................  $   1,780    $   1,780      $   1,780
  5 1/2% Convertible Subordinated Notes Due
     2006....................................    125,000      125,000        --
  5% Convertible Subordinated Notes Due
     2006....................................     --          150,000        150,000
                                               ---------    ---------      ---------
          Total long-term obligations, net of
            current portion..................    126,780      276,780        151,780
Stockholders' equity:
  Common stock, $0.01 par value, 50,000,000
     shares authorized, 23,133,092 shares
     issued and outstanding, actual and as
     adjusted, 25,722,673 shares issued and
     outstanding as further adjusted(1)(2)...        231          231            257
  Additional paid-in capital.................    294,828      294,828        442,302
  Unearned portion of compensatory stock.....       (383)        (383)          (383)
  Retained deficit(3)........................   (102,918)    (102,918)      (129,568)
  Accumulated other comprehensive income
     (deficit)...............................     (6,272)      (6,272)        (6,272)
                                               ---------    ---------      ---------
          Total stockholders' equity.........    185,486      185,486        306,336
                                               ---------    ---------      ---------
          Total capitalization...............  $ 312,266    $ 462,266      $ 458,116
                                               =========    =========      =========

-------------------------
(1) Excludes the shares of common stock issuable upon conversion of the new notes and 5,152,164 shares of our common stock reserved for issuance under our stock option plans, pursuant to which options to purchase 3,444,089 shares were outstanding on September 30, 1999.

(2) The "as further adjusted" column assumes that all of our 5 1/2% Convertible Subordinated Notes Due 2006 will be tendered, resulting in the issuance of an aggregate of 2,589,581 shares of our common stock, based on the average of the closing prices of the common stock for the three trading days ended December 10, 1999 which was $115.417, and the payment of accrued interest from January 1, 2000 to January 12, 2000.

(3) The "as further adjusted" column reflects a charge of approximately $22.5 million to our statements of operations for the fair market value of the additional common stock consideration we will pay if all of the Notes are tendered.

                            SELECTED FINANCIAL DATA

     See "Selected Financial Data" and the related financial statements included in our most recent annual report on Form 10-K and quarterly report on Form 10-Q.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our most recent annual report on Form 10-K and quarterly report on Form 10-Q.

                                   THE OFFER

PURPOSE AND EFFECT

     The offer will encourage holders of our 5 1/2% Convertible Subordinated Notes Due 2006 to convert their Notes before the expiration of the offer. Conversion of the Notes will improve our capitalization by increasing our outstanding equity base and reducing our indebtedness, which we consider to be particularly important in light of our expected private placement of $150,000,000 of 5% Convertible Subordinated Notes Due 2006. In addition, conversion reduces our interest expense and allows us to conserve cash for use in our business. We expect that it will improve our ability to issue new notes at attractive rates and beneficial terms, which may lower our long-term capital costs. We believe that improving our capitalization will provide us with enhanced access to the capital markets and expand our opportunities for future growth.

     Note holders participating in the offer will receive more shares of common stock per $1,000 in principal amount of Notes than they would otherwise receive upon conversion outside of the offer. Therefore, participating Note holders have an opportunity to share in any long-term appreciation in the value of our common stock to a greater extent than non-participating holders.

CONSEQUENCES OF FAILURE TO TENDER NOTES

     Following the expiration of the offer, the liquidity of the market for a holder's Notes could be adversely affected if a significant number of holders elect to participate in the offer. Furthermore, after expiration of the offer, holders of the Notes who convert will receive only the number of shares of common stock issuable on conversion of the Notes under the indenture governing the Notes. Holders who do not convert their Notes will continue to be entitled to interest payments in accordance with the terms of the indenture governing the Notes.

TERMS OF THE OFFER

     We are offering, upon the terms and subject to the conditions described in this prospectus and in the accompanying Letter of Transmittal, to convert all of the outstanding Notes for shares of our common stock. Holders who tender their Notes for conversion on or prior to Wednesday, January 12, 2000 will receive for each $1,000 principal amount a total of:

     - 19.1571 shares of common stock issuable on conversion of the Notes in accordance with their terms;

     - $180.00 payable in shares of our common stock based upon the average of the closing prices on the three days prior to the last day of the offer; and

     - accrued interest from January 1, 2000 payable in cash.

     The number of additional shares to be issued per $1,000 principal amount of Notes will be determined by dividing $180.00 by the average of the closing price of the common stock on the Nasdaq National Market on the three trading days immediately preceding, but not including, the last day of the offer. We will not issue fractional shares of our common stock to a holder in connection with this offer. In lieu of issuing fractional shares, we will pay a cash adjustment based upon the closing price of the common stock on the last day of the offer. Tenders of the Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on Wednesday, January 12, 2000.

     Holders may only tender Notes in multiples of $1,000. Holders of Notes may tender less than the aggregate principal amount of Notes held by them, provided that they appropriately indicate this fact on the Letter of Transmittal accompanying the tendered Notes (or so indicate pursuant to the procedures for book-entry-transfer).

     As of the date of this prospectus, $125,000,000 in aggregate principal amount of the Notes are outstanding. As of December 10, 1999, there was one registered holder of the Notes, Cede & Co., Inc., which held the Notes for its participants. Only a holder of the Notes (or the holder's legal representative or attorney-in-fact) may participate in the offer. We believe that, as of the date of this prospectus, no holder of Notes is an affiliate (as defined in Rule 405 under the Securities Act).

     We will accept Notes as validly tendered Notes when, as and if we have given oral or written notice of acceptance to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Notes.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The Expiration Date will be Wednesday, January 12, 2000 at 5:00 p.m., New York City time, unless we, in our sole discretion, extend the offer, in which case the Expiration Date shall be the latest date and time to which the offer is extended.

     We expressly reserve the right in our sole discretion at any time or from time to time, to extend the period of time during which the offer is open, and thereby delay acceptance for conversion of any Notes, by giving oral or written notice of such extension to the Exchange Agent.

     The offer, the Letter of Transmittal and other relevant materials are being mailed to record holders of Notes and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Note holder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Notes.

     If we make a material change in the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer consistent with Rule 13e-4 under the Exchange Act. The SEC has taken the position that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change of more than two percent in percentage of securities sought, for which an extension of ten business days is required) will depend upon the facts and circumstances, including the relative materiality of the terms or information. For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

     We also expressly reserve the right (1) to delay acceptance for conversion of any Notes tendered pursuant to the offer, regardless of whether any such Notes were previously accepted for conversion, and (2) at any time, or from time to time, to amend the offer in any manner which would not adversely affect the holders of Notes. Our reservation of the right to delay conversion of Notes that we have accepted for payment is limited by Rule 13e-4 under the Exchange Act, which requires that a bidder must pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of any offer. Any extension, delay in payment, or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service.

TERMINATION OF THE OFFER

     We reserve the right to terminate the offer at any time prior to completion of the offer.

ACCOUNTING TREATMENT

     The accounting for the conversion of the Notes to common stock will result in a reclassification of the original aggregate principal amount of the Notes to the stockholders' equity section of our balance sheet and the recognition of ordinary expense for the fair value of any additional consideration paid to induce the conversion. Fair value is measured and recognized as of the date the offer is accepted.

PROCEDURES FOR TENDERING NOTES

     The tender of a holder's Notes described below and the acceptance of tendered Notes by us will constitute a binding agreement between the tendering holder and us upon the terms and conditions described in this prospectus and in the accompanying Letter of Transmittal. Except as described below, a holder who wishes to tender Notes for conversion in response to the offer must deliver the Notes, together with a properly completed and duly executed Letter of Transmittal, including all other documents required by the Letter of Transmittal, to the Exchange Agent at the address listed on the back cover page of this prospectus prior to 5:00 p.m., New York City time, on Wednesday, January 12, 2000. All Notes not converted in response to the offer, will be returned to the tendering Note holders at our expense as promptly as practicable following the Expiration Date.

     THE METHOD OF DELIVERY OF NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE HOLDER USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     Any financial institution that is a participant in a Book-Entry Transfer Facility may make book-entry delivery of the Notes by causing the Book-Entry Transfer Facility to transfer the Notes into the Exchange Agent's account in accordance with that facility's procedures for the transfer. In connection with a book-entry transfer, a Letter of Transmittal need not be transmitted to the Exchange Agent, as long as the book-entry transfer procedure is complied with prior to 5:00 p.m., New York City time, on the Expiration Date and an Agent's Message (as defined below) is received by the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. The Term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Exchange Agent, which states that (1) the Book-Entry Transfer Facility has received an express acknowledgement from the participant in the Book-Entry Transfer Facility tendering Notes, (2) the participant has received and agrees to be bound by the terms of the Letter of Transmittal and (3) we may enforce the agreement against the participant.

     Each signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed, unless the Notes surrendered for conversion with that Letter of Transmittal are tendered (1) by a registered holder of the Notes who has not completed either the box entitled "Special Conversion Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal, or (2) for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, known as an Eligible Institution. In the event that a signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, the guarantee must be by an Eligible Institution. If the Letter of Transmittal is signed by a person other than the registered holder of the Notes, the Notes surrendered for conversion must either
(1) be endorsed by the registered holder, with the signature guaranteed by an Eligible Institution, or (2) be accompanied by a bond power, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder, with the signature guaranteed by an Eligible Institution. The term "registered holder" as used in this paragraph with respect to the Notes means any person in whose name the Notes are registered on the books of the Registrar for the Notes.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of Notes tendered for conversion will be determined by us in our sole discretion. Our determination will be final and binding. We and the Exchange Agent reserve the absolute right to reject any and all Notes not properly tendered and to reject any Notes the acceptance of which might, in our judgment or in the judgment of the Exchange Agent or their counsel, be unlawful. We and the Exchange Agent also reserve the absolute right to waive any defects or irregularities or conditions of the offer as to particular Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Notes in the offer). The interpretation of the terms and conditions of the offer (including the Letter of Transmittal and the instructions) by us will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Notes for conversion must be cured within the period of time we determine. We and the Exchange Agent will use reasonable efforts to give notification of defects or irregularities with respect to tenders of Notes for conversion but will not incur any liability for failure to give the notification. We will not deem Notes tendered until irregularities have been cured or waived.

     If any Letter of Transmittal, endorsement, bond power, power of attorney or any other document required by the Letter of Transmittal is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, the signatory should so indicate when signing, and, unless waived by us, submit proper evidence of the person's authority to so act, which evidence must be satisfactory to us in our sole discretion.

     Any beneficial owner of the Notes whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Notes in the offer should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender directly, the beneficial owner must, prior to completing and executing the Letter of Transmittal and tendering Notes, make appropriate arrangements to register ownership of the Notes in the beneficial owner's name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Notes and (1) whose Notes are not immediately available or (2) who cannot deliver their Notes or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date (or complete the procedure for book-entry transfer on a timely basis), may tender their Notes according to the guaranteed delivery procedures described in the Letter of Transmittal. According to those procedures: (1) the tender must be made by or through an Eligible Institution and a Notice of Guaranteed Delivery (as defined in the Letter of Transmittal) must be signed by the holder, (2) on or prior to the Expiration Date, the Exchange Agent must have received from the holder and the Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number or numbers of the tendered Notes, and the principal amount of tendered Notes, stating that the tender is being made thereby and guaranteeing that, within three business days after the date of delivery of the Notice of Guaranteed Delivery, the tendered Notes, a duly executed Letter of Transmittal or an Agent's Message, and any other required documents will be deposited by the Eligible Institution with the Exchange Agent, and (3) the properly completed and executed documents required by the Letter of Transmittal and the tendered Notes in proper form for transfer (or confirmation of a book-entry transfer of such Notes into the Exchange Agent's account at a Book-Entry Transfer Facility and the receipt of an Agent's Message) must be received by the Exchange Agent within three business days after the date of delivery of the Notice of Guaranteed Delivery. Any holder who wishes to tender Notes pursuant to the guaranteed delivery procedures described above must ensure that the Exchange Agent receives the Notice of Guaranteed Delivery relating to the Notes prior to 5:00 p.m., New York City time, on the Expiration Date.

ACCEPTANCE OF NOTES FOR CONVERSION; DELIVERY OF SHARES OF COMMON STOCK

     When all the conditions to the offer are satisfied or waived, we will accept any and all Notes that are properly tendered in the offer prior to 5:00 p.m., New York City time, on the

Expiration Date. The shares of common stock issued as part of the offer will be delivered promptly after acceptance of the Notes. For purposes of the offer and cash payment for accrued interest we will be deemed to have accepted validly tendered Notes, when, as, and if we have given oral or written notice of our acceptance of the Notes to the Exchange Agent.

     In all cases, issuances of shares of common stock for Notes that are accepted for conversion pursuant to the offer will be made only after timely receipt by the Exchange Agent of the Notes, a properly completed and duly executed Letter of Transmittal and all other required documents (or of confirmation of a book-entry transfer of the Notes into the Exchange Agent's account at a Book-Entry Transfer Facility and the receipt of an Agent's Message). We reserve the absolute right to waive any defects or irregularities in the tender or conditions of the offer. If any tendered Notes are not accepted for any reason, those unaccepted Notes will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the offer.

WITHDRAWAL RIGHTS

     Tenders of the Notes may be withdrawn by delivery of a written notice to the Exchange Agent, at its address listed on the back cover page of this prospectus, at any time prior to 5:00 p.m., New York City time, on the Expiration Date. Any notice of withdrawal must (1) specify the name of the person having deposited the Notes to be withdrawn, (2) identify the Notes to be withdrawn (including the certificate number or numbers and principal amount of the Notes, as applicable) and (3) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which the Notes were tendered and must be guaranteed by an Eligible Institution. Any questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion. The Notes so withdrawn will be deemed not to have been validly tendered for conversion for purposes of the offer. Any Notes which have been tendered for conversion but which are withdrawn will be returned to their holder without cost to the holder as soon as practicable after withdrawal. Properly withdrawn Notes may be retendered by following one of the procedures described under "The
Offer -- Procedures for Tendering Notes" at any time on or prior to the Expiration Date.

THE EXCHANGE AGENT; ASSISTANCE

     The Bank of New York is the Exchange Agent. All tendered Notes, executed Letters of Transmittal and other related documents should be directed to the Exchange Agent as follows:

THE BANK OF NEW YORK

                          BY MAIL, OVERNIGHT OR HAND DELIVERY:
                                  The Bank of New York
                                   101 Barclay Street
                                     Reorganization
                                      Floor 7 East
                                New York, New York 10286
                              Attention: Tolutope Adeyoju

                           By Facsimile Transmission:

                        (For Eligible Institutions Only)
                                 (212) 815-6339

                             Confirm by Telephone:

                                 (212) 815-3738

THE INFORMATION AGENT; ASSISTANCE

     Georgeson Shareholder Communications Inc. is the Information Agent. All questions regarding the offer, including requests for additional copies of this prospectus, the Letter of Transmittal and other related documents, should be addressed to the Information Agent at its address and telephone numbers listed on the back cover of this prospectus.

FEES AND EXPENSES

     All expenses incident to completing the offer will be borne by us, including: (1) all registration and filing fees (including, without limitation, fees and expenses of compliance with state securities or Blue Sky laws), (2) printing expenses (including, without limitation, expenses of printing certificates for the shares of common stock in a form eligible for deposit with The Depository Trust Company and of printing prospectuses), (3) messenger, telephone and delivery expenses, (4) fees and disbursements of our counsel, (5) fees and disbursements of independent certified public accountants, (6) our internal expenses (including all salaries and expenses of our officers and employees, performing legal or accounting duties), and (7) fees and expenses incurred in connection with the listing of the shares of common stock on a securities exchange.

     We have retained Credit Suisse First Boston Corporation to act as Dealer Manager in connection with the offer. Additionally, Credit Suisse First Boston Corporation is acting as the initial purchaser in connection with our expected private placement of 5% Convertible Subordinated Notes Due 2006. Credit Suisse First Boston Corporation is also acting as our financial advisor and, as such, is advising us with respect to, among other things, the terms and timing of this offer. In its capacity as Dealer Manager, Credit Suisse First Boston Corporation may contact holders of beneficial interests in the Notes regarding the offer and may request brokers, dealers and other nominees to forward this prospectus and related materials to beneficial owners of shares of the Notes. Questions and requests for assistance may be directed to the Dealer Manager at its address and telephone number listed on the back cover of this prospectus.

     We have agreed to pay Credit Suisse First Boston Corporation reasonable and customary fees for its services as Dealer Manager and financial advisor in connection with this offer. In addition, we will reimburse the Dealer Manager for its reasonable out-of-pocket expenses, including attorneys' fees, and has agreed to indemnify Credit Suisse First Boston Corporation against certain liabilities and expenses in connection with the offer. Other than as described above, we will not make any payments to brokers, dealers or others for soliciting acceptance of the offer.

     In the ordinary course of its business, Credit Suisse First Boston Corporation engages in securities trading, market making and brokerage activities and may, at any time, hold long or short positions and may trade or otherwise effect transactions in our securities.

     We will pay all transfer taxes, if any, applicable to the conversion of Notes in response to this offer. If, however, a transfer tax is imposed for any reason other than the conversion of Notes in response to the offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

     The following is a general discussion of the material U.S. federal income tax considerations relevant to converting the Notes pursuant to the offer. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations, all as presently in effect or proposed and all of which are subject to change, possibly with retroactive effect, or different interpretations.

     This discussion does not deal with all aspects of U.S. federal income taxation that may be important to holders of the Notes, and it does not include any description of the tax laws of any state, local or foreign government. This discussion is limited to beneficial owners who hold the Notes as capital assets within the meaning of Section 1221 of the Code. This discussion is for general information only and does not address all of the U.S. federal income tax consequences that may be relevant to particular purchasers. Some purchasers may be subject to special rules.

     For the purpose of this discussion, a "U.S. holder" refers to a beneficial owner of a Note who or which is:

     - a citizen or resident of the U.S. for U.S. federal income tax purposes;

     - a corporation or other entity taxable as a corporation created or organized in or under the laws of the U.S. or political subdivision of the U.S.;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source;

     - a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have authority to control all substantial decisions of the trust; or

     - otherwise subject to U.S. federal income tax on a net income basis in respect of its worldwide taxable income.

     The term "non-U.S. holder" refers to any beneficial owner of Note who or which is not a U.S. holder.

     HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE CONVERSION OF THE NOTES INTO SHARES OF COMMON STOCK PURSUANT TO THE OFFER, AND THE EFFECT THAT THEIR PARTICULAR CIRCUMSTANCES MAY HAVE ON THESE TAX CONSEQUENCES.

     Conversion of Notes. A holder of Notes generally will not recognize gain or loss on converting the Notes solely into that number of shares of common stock provided for under the original conversion right, other than cash received in lieu of fractional shares. We believe, and intend to take the position, that such nonrecognition treatment would extend to the additional shares of common stock received as a result of accepting the offer. It is possible, however, that the Internal Revenue Service could contend that those holders who accept the offer should recognize income equal to the fair market value of the common stock received in excess of the number of shares received pursuant to the original conversion right. Holders should consult their own tax advisors regarding the consequences to them if the IRS were successfully to contend that the conversion of the Notes into common stock pursuant to the offer (the "Overall Transaction") were partially taxable in this manner. Assuming that the Overall Transaction is entirely tax-free for U.S. federal income tax purposes, the holder's tax basis in the shares of common stock received upon conversion of the Notes will be equal to the holder's aggregate tax basis in the Notes converted, less any portion allocable to cash received in lieu of a fractional share; and the holding period of the shares of common stock received by the holder upon conversion of Notes generally will include the period during which the holder held the Notes prior to the conversion.

     Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for the fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of fractional shares generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share exchanged. Cash received for accrued interest should be taxable to holders as ordinary interest income.

     Special Considerations for Non-U.S. Holders. A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized upon the receipt of cash in lieu of a fractional share unless:

     - the gain is, or is treated as, effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. holder; or

     - in the case of non-U.S. holder who is a nonresident alien individual and holds the common stock as a capital asset, the holder is present in the U.S. for 183 or more days in the taxable year.

If the common stock received by a non-U.S. holder in excess of the number of shares provided for under the original conversion right were treated as income, then this income could be subject to a tax at the rate of 30% or such lower rate as may be prescribed under an applicable treaty.

     Backup Withholding. Certain non-corporate Note holders may be subject to backup withholding at a 31% rate on cash payments received in lieu of fractional shares. Backup withholding will not apply, however, to a holder that (1) furnishes a correct taxpayer identification number and certifies that the holder is not subject to backup withholding on the substitute Form W-9 included in the Letter of Transmittal, (2) provides a certification of foreign status on a Form W-8 or W-8BEN or successor form or (3) is otherwise exempt from backup withholding.

                        DESCRIPTION OF OUR CAPITAL STOCK

     Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. We have called a special meeting of our stockholders for December 16, 1999 to approve an increase in our capital stock to 250,000,000 shares of common stock and 20,000,000 shares of preferred stock. The following is a description of our capital stock.

COMMON STOCK

     We are authorized to issue 50,000,000 shares of common stock. Each stockholder of record is entitled to one vote for each outstanding share of our common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. After satisfaction of the dividend rights of holders of preferred stock, holders of common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose. After the payment of liquidation preferences to holders of any outstanding preferred stock, holders of our common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to the stockholders in the event of our liquidation, dissolution, or winding up. Holders of our common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be injured by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

     Our certificate of incorporation allows us to issue without stockholder approval preferred stock having rights senior to those of our common stock. Our board is authorized, without further stockholder approval, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix and designate the rights, preferences, privileges and restrictions of the preferred stock, including:

     - dividend rights;

     - conversion rights;

     - voting rights;

     - terms of redemption; and

     - liquidation preferences.

     Our board may fix the number of shares constituting any series and the designations of these series. We have issued rights that are in some cases exercisable for shares of junior participating preferred stock. See "-- Rights Agreement."

     Our issuance of preferred stock may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

     - for any transaction from which the director derives an improper personal benefit.

     As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

     Our bylaws provide for the indemnification of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law, except that we will indemnify a director or officer in connection with an action initiated by that person only if the action was authorized by our board of directors. The indemnification provided under our certificate of incorporation and bylaws includes the right to be paid expenses in advance of any proceeding for which indemnification may be had. We may pay these expenses in advance of the final disposition of a proceeding only if the director or officer agrees to repay these amounts if it is ultimately determined that the director or officer is not entitled to be indemnified. If we do not pay a claim for indemnification within 60 days, the claimant may bring an action to recover the unpaid amount of the claim and, if successful, the director or officer will be entitled to be paid the expense of prosecuting the action to recover these unpaid amounts.

     Under our bylaws, we have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request for another entity, against any liability asserted against the person or incurred by the person in any of these capacities, and related expenses, whether or not we would have the power to indemnify the person against the claim under the provisions of the Delaware General Corporation Law.

POSSIBLE ANTI-TAKEOVER EFFECTS

     Our certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, provisions of Delaware law may hinder or delay an attempted takeover of our company other than through negotiation with our board of directors. These provisions could discourage attempts to acquire us or remove our management even if some or a majority of our stockholders believe this action to be in their best interest, including attempts that might result in our stockholders' receiving a premium over the market price of their shares of our common stock.

     Classified Board of Directors; Removal, Vacancies. Our certificate of incorporation provides that our board of directors will be divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors in a relatively short period of time. Our certificate of incorporation provides that directors may be removed only for cause. In addition, vacancies and newly created directorships resulting from any increase in the size of our board of directors may be filled only by the affirmative vote of a majority of the directors then in office, a quorum or by a sole remaining director. These provisions would prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

     Special Stockholders' Meetings. Our certificate of incorporation and bylaws provide that, special meetings of stockholders, unless otherwise required by statute, may be called only:

     - by the board of directors or by our chairman or president; or

     - by the holders of at least majority of our securities outstanding and entitled to vote generally in the election of directors.

     Section 203 of Delaware Law. In addition to these provisions of our certificate of incorporation and bylaws, we are subject to the provisions of
Section 203 of the Delaware General Corporation Law. Section 203 prohibits publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock. These provisions could have the effect of delaying, deferring or preventing a change in control of our company or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.

RIGHTS AGREEMENT

     Our board of directors has adopted a rights plan. As a result, we issued one preferred share purchase right for each outstanding share of common stock. One preferred share purchase right will be issued for each additional share of common stock that we issue, including shares issuable upon conversion of the Notes and in connection with this offer. The rights become exercisable ten days after a person or group acquires 15%, or 20% in the case of some of our stockholders, or more of the outstanding common stock or commences or announces a tender or exchange offer which would result in such ownership. Each right that becomes exercisable entitles the registered holder to purchase one one-thousandth of a share of junior participating preferred stock, par value $.01 per share, at a price of $250.00 per one one-thousandth of a share, subject to adjustment.

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

     If, after the rights become exercisable, we were to be acquired through a merger or other business combination transaction or 50% or more of our assets or earning power were sold, each right would permit the holder to purchase, for the exercise price, common stock of the acquiring company having a market value of twice the exercise price. In addition, if any person acquires 15%, or 20% in the case of some of our stockholders, or more of our outstanding common stock, each right not owned by such person would permit the purchase, for the exercise price, of common stock having a market value of twice the exercise price.

     The rights expire on May 20, 2008, unless earlier redeemed or exchanged by us. The purchase price payable and the shares of preferred stock issuable upon exercise of the rights are subject to adjustment as described in the rights agreement. In addition, our board of directors retains the authority to redeem, at $0.001 per right, or replace the rights with new rights at any time. Our board of directors may not redeem the rights after a person or group acquires 15% or more of our outstanding common stock.

     Shares of this preferred stock, when issued upon exercise of the rights, will be non-redeemable and will rank junior to all series of any other class of preferred stock. Each share of this preferred stock will be entitled to a cumulative preferential quarterly dividend payment equal to the greater of $250.00 per share or 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of shares of this preferred stock will be entitled to a preferential liquidation payment equal to the greater of $1,000 per share or 1,000 times the payment made per share of common stock. Each share of this preferred stock will entitle the holder to 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of this preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are subject to anti-dilution adjustments.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, New York, New York.

                                 LEGAL MATTERS

     Piper Marbury Rudnick & Wolfe LLP will provide us with an opinion as to legal matters in connection with the common stock offered by this prospectus.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended, with respect to the shares of common stock to be issued in this offer. This prospectus, which is a part of the registration statement, omits certain information contained in the registration statement and reference is made to the registration statement and the exhibits and schedules for further information with about us and the shares of our common stock. We are subject to the reporting requirements of the Exchange Act and file reports and other information with the SEC. You may read and copy any document we file at the following SEC public reference rooms: 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our common stock is listed on the Nasdaq National Market under the symbol "HGSI." You may read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" certain documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

     - Annual Report on Form 10-K for the year ended December 31, 1998;

     - Quarterly Reports on Form 10-Q for the three months ended March 31, 1999, June 30, 1999 and September 30, 1999;

     - Description of Common Stock contained in Form 8-A filed pursuant to the Exchange Act; and

     - Current Reports on Form 8-K filed on June 28, 1999 and December 6, 1999.

     We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at: 9410 Key West Avenue, Rockville, Maryland 20850-33389, (301) 309-8504, Attention: Senior Vice President and Chief Financial Officer.
                           -------------------------

     We furnish our stockholders with annual reports that contain audited financial statements and quarterly reports for the first three quarters of each year that contain unaudited interim financial information.

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

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and any other required documents should be sent or delivered by each Note holder or the Note holder's broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at the address set forth below.

                      The Exchange Agent for the Offer is:

                              THE BANK OF NEW YORK

                      By Mail, Overnight or Hand Delivery:

                              The Bank of New York
                               101 Barclay Street
                                  Floor 7 East
                            New York, New York 10286
                          Attention: Tolutope Adeyoju

                           By Facsimile Transmission:

                        (For Eligible Institutions Only)
                                 (212) 815-6339

                             Confirm by Telephone:

                                 (212) 815-3738

     Questions and requests for assistance or additional copies of this prospectus, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning this offer.

                    The Information Agent for the Offer is:

                   GEORGESON SHAREHOLDER COMMUNICATIONS INC.
                                17 State Street
                                   10th Floor
                            New York, New York 10004
                Bankers and brokers call collect: (212) 440-9800
                   All others call toll-free: (800) 223-2064

                      The Dealer Manager for the Offer is:

                     CREDIT SUISSE FIRST BOSTON CORPORATION
                             Eleven Madison Avenue
                         New York, New York 10010-3629
                         Call Toll Free (800) 646-4543